Exhibit 99.1

News release via Canada NewsWire, Vancouver 604-669-7764

     Attention Business Editors:
     ENTREE GOLD'S BLUE ROSE JOINT VENTURE SELLS IRON ORE RIGHTS TO BONYTHON
     FOR EQUITY VALUED UP TO AUD$25 MILLION

     VANCOUVER, Sept. 16 /CNW/ - Entree Gold Inc. (TSX:ETG; NYSE AMEX:EGI;
Frankfurt:EKA - "Entree" or the "Company"), through a joint venture between the Company's wholly owned subsidiary PacMag Metals (51% - "PacMag") and
Giralia Resources NL (ASX:GIR - 49% - "Giralia"), has entered into an agreement with Bonython Metals Group Pty. Ltd. ("BMG"), a private Australian resource company. BMG has agreed to purchase 100% of the iron ore rights on the joint venture's Blue Rose exploration property EL3848 in exchange for 6%
of BMG's future issued capital. Should BMG convert to a public company by
September 25, 2012, BMG will exchange the joint venture's shares in the private company for 6% of the initial public offering on the day of listing.
Should BMG fail to publicly list its shares by that date, it shall, by way of a selective share buy-back, acquire the joint venture's private shares for
AUD$25 million.
     BMG has secured an agreement with an Asian based investment group to provide funding to facilitate its iron ore strategy. BMG's stated goal is to
"consolidate existing tenements that cover a very large area of known and out-cropping Braemar Iron Formation horizons as well as areas of near surface strong magnetic anomalies where interpreted Braemar Iron Formation may be covered by shallow soils and sand. BMG intends to develop these new iron ore deposits into the largest magnetite project in Australia with a potential to exceed 10 billion tonnes of high-grade iron ore (Fe)".
     As part of this strategy, BMG entered into an iron ore agreement with
Carpentaria Exploration Limited (ASX:CAP - "Carpentaria") in early 2010.
Carpentaria has a large ground holding located approximately 60 km to the east of Blue Rose. BMG can earn up to an 80% interest by investing AUD$53 million in cash payments to Carpentaria and expending AUD$28 million in exploration and feasibility costs in three separate stages. To date, BMG has completed its
Stage 1 commitment by paying to Carpentaria AUD$5 million in cash and advancing AUD$8 million for exploration expenditures.
     The Blue Rose joint venture covers the exploration license EL 3848 in the
Olary Region of South Australia, 300 km northeast of Adelaide. Magnetite iron formations occur in the southern portion of this 1000 square kilometre tenement. These targets fit with BMG's stated strategy of consolidation of iron ore prospects in this region. The agreement with BMG is subject to receipt of applicable government approvals.
     Additionally, a copper oxide resource has been outlined in the north-central area of the Blue Rose tenement. WASCO Mining Company Pty. Ltd.
plans to conduct mining operations in this area with PacMag and Giralia retaining a royalty interest. WASCO is a private Australian investment group owned 50% by a Chinese investment vehicle targeting copper production opportunities in Australia while having access to the Chinese copper market for sale of product. WASCO can earn 100% of a 12 square kilometre area surrounding the Blue Rose copper deposit along with the rights to mine and process any mineralization extracted. WASCO will refund the joint venture
AUD$1.95 million in past expenditures and pay a 1.5% gross revenue royalty on any production from the property to the joint venture.
     The PacMag - Giralia joint venture retains the rights to mineralization other than iron ore on the exploration license outside of the 12 square kilometre WASCO agreement area.
     Entree has three other gold and/or copper joint ventures in Australia, obtained as part of the acquisition of PacMag. These are briefly described below.

     Mystique Joint Venture

     Mystique is an early stage gold exploration project in joint venture with
Black Fire Minerals Ltd. (ASX:BFE - "Black Fire"). Black Fire can earn up to a
75% interest by expending AUD$2.5 million by September 2014. The project is located in the Albany-Fraser Province of West Australia. This province is host to the +5 million ounce Tropicana-Havana gold deposit (75.3 million tonnes averaging 2.07 g/t gold), a joint venture between AngloGold Ashanti Ltd. (70%)
and Independence Group NL (ASX:IGO - 30%).
     The Entree (PacMag) - Black Fire joint venture is centered on the historic Torquata and recently discovered Salubris prospects. These prospects are outlined by strongly anomalous gold in calcrete soil geochemical anomalies. This is the same exploration technique which identified the
Tropicana deposit. Black Fire's 2010 exploration program, which commenced in
July, includes 5000 metres of aircore drilling, infill soil geochemical surveying and an Aboriginal heritage survey.

     Corktree Joint Venture

     The Corktree project is located in Western Australia, 150 km north of
Meekatharra and approximately 30 km east of the Doolgunna copper-gold project of Sandfire Resources NL (ASX - SFR - "Sandfire"). Sandfire has outlined JORC compliant resources of 10.67 million tonnes at 5.6% Cu, 1.9 g/t Au and 15 g/t
Ag at the recently discovered DeGrussa and Conductor 1, 4 and 5 volcanogenic massive sulphide (VMS) lenses. Interest in Sandfire's Doolgunna deposits and this entire area has resulted in Sandfire being able to raise approximately
AUD$200 million in July 2010 through purchase of a 19% interest in the company by OZ Minerals (ASX - OZL) and subsequent acquisition of a 12.5% stake by
Korean company LS Nikko who will also arrange sales for 45% of Sandfire's future base metal production.
     Corktree is a joint venture with Giralia Resources in which Entree
(PacMag) may earn a 75% interest by spending AUD$ 750,000 over 2 years. The property hosts several copper oxide showings associated with flat lying carbonate sediments. Sandfire Resources plans to drill several areas of the property in 2010 as part of a regional water exploration program.

     Northling Joint Venture

     Northling is a joint venture with Dominion Mining Limited (ASX:DOM -
"Dominion"), whereby Dominion can earn up to 70% by spending AUD$ 750,000 over
5 years. The property, located approximately 50 km northeast of the Corktree
JV, was explored by DeBeers for diamonds in the early 1990s, with copper being intersected in one of the drill holes (2.4% over 4m). Dominion plans to drill the associated copper geochemical anomaly and coincident induced polarization
(IP) anomaly during the current quarter.

     ABOUT ENTREE GOLD

     Entree Gold Inc. is a Canadian mineral exploration company focused on the worldwide exploration and development of copper and gold prospects. The
Company's flagship Lookout Hill property in Mongolia completely surrounds the
8,500-hectare Oyu Tolgoi project of Ivanhoe Mines. A portion of the Lookout
Hill property is subject to a joint venture with Ivanhoe Mines, through its subsidiary Oyu Tolgoi LLC. The joint venture property hosts the Hugo North
Extension copper-gold deposit and the Heruga copper-gold-molybdenum deposit.
Excellent exploration potential remains on the joint venture property for the discovery of additional mineralized zones.
     Under the terms of the joint venture, Entree is carried through to production, at its election, by debt financing from Ivanhoe Mines with interest accruing at Ivanhoe Mines' actual cost of capital or prime +2%, whichever is less, at the date of the advance. Debt repayment may be made in whole or in part from (and only from) 90% of monthly available cash flow arising from its sale of product. Such amounts will be applied first to payment of accrued interest and then to repayment of principal. Available cash flow means all net proceeds of sale of Entree's share of products in a month less Entree's share of costs of operations for the month.
     In North America, the Company is exploring for porphyry-related copper systems in Nevada, Arizona and New Mexico. The primary asset in Nevada is the
Ann Mason property, which contains an inferred mineral resource and considerable potential for additional targets. Entree optioned two contiguous properties to Ann Mason, Blackjack and Roulette, through option agreements with HoneyBadger Exploration Ltd. and Bronco Creek Exploration Inc.
     The Company is also seeking additional opportunities to utilize its expertise in exploring for deep and/or concealed ore deposits. With a treasury of approximately C$30 million, the Company is well-funded for future activities.
     Rio Tinto and Ivanhoe Mines are major shareholders of Entree, holding approximately 13% and 12% of issued and outstanding shares, respectively.

     This News Release contains forward-looking statements. Forward-looking statements are statements which relate to future events. In some cases, you can identify forward-looking statements by terminology such as "may",
"should", "expects", "plans", "anticipates", "believes", "estimates",
"predicts", "potential" or "continue" or the negative of these terms or other comparable terminology. These include, but are not limited to: the ability of the company to make economic discoveries and advance its projects to development or production, the impact of amendments to the laws of countries in which Entree carries on business; and other statements that are not historical facts. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.
     While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. Except as required by applicable law, including the securities laws of the United States, the
Company does not intend to update any of the forward-looking statements to conform these statements to actual results. Readers are referred to the sections entitled "Risk Factors" in the Company's periodic filings with the
British Columbia Securities Commission, which can be viewed at www.SEDAR.com, and with the United States Securities and Exchange Commission, which can be viewed at www.SEC.gov.

     %CIK: 0001271554

     /For further information: Monica Hamm - Manager, Investor Relations, Tel:
604-687-4777, Fax: 604-687-4770, Toll Free: 866-368-7330, E-mail:
mhamm(at)entreegold.com/
     (ETG. EGI EGI)

CO:  Entree Gold Inc.

CNW 13:26e 16-SEP-10